WisdomTree Trust

245 Park Avenue, 35th Floor

New York, New York 10167

May 8, 2017

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust
File Nos. 333-132380 and 811-21864

Dear Ms. Vroman-Lee:

This response is provided on behalf of WisdomTree Trust (the “Trust”) with respect to Staff comments received orally on April 11, 2017 regarding the Trust’s Post-Effective Amendment No. 583, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on February 24, 2017 for the purpose of registering shares of the WisdomTree Barclays Yield Enhanced U.S. Short-Term Aggregate Bond Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please provide the Staff with the details of the Fund’s fee table via correspondence once they become available.

Response: The Fund’s fee table is set forth below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.20%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%

Total Annual Fund Operating Expenses	0.20%

Fee Waivers**	(0.08)%

Total Annual Fund Operating Expenses After Fee Waivers**	0.12%

*	“Other Expenses” are based on estimated amounts for the current fiscal year.
**	WisdomTree Asset Management, Inc. (“WisdomTree Asset Management” or the “Adviser”) has contractually agreed to limit the Management Fee to 0.12% through December 31, 2018, unless earlier terminated by the Board of Trustees of WisdomTree Trust (the “Trust”) for any reason at any time.

May 8, 2017

2.	Comment: With respect to the “Principal Investment Strategies of the Fund” section, please consider paring down or including a summary.

Response: We have revised the Principal Investment Strategies of the Fund section as requested by revising the second and third paragraphs.

3.	Comment: With respect to the last sentence in the first paragraph of the “Principal Investment Strategies of the Fund” section, please confirm that “investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities” is a reference to depositary receipts based on component securities and TBA Transactions.

Response: As stated in the Trust’s exemptive application, which applies to the Fund, the Trust anticipates that “investments that have economic characteristics substantially identical to those of the component securities of the Index will include securities such as depositary receipts based on component securities of the Index and TBA transactions.”

4.	Comment: Please confirm that the Fund’s investment in derivatives will be allocated to the 20% bucket (i.e., not included in the 80% of assets invested in component securities of the Index). In addition, please consider describing the risks associated with the Fund’s use of derivatives, as noted under “Other Investment Information” in Item 9 of the Prospectus, under the “Principal Risks of Investing in the Fund” discussion in Item 4 of the Prospectus.

Response: We confirm the inclusion of derivatives in the 20% bucket. We respectfully decline to make the suggested change because it is not expected that the Fund will invest in derivatives in such an amount as to be considered a principal risk of the Fund.

5.	Comment: Please confirm that the Fund will have a policy of investing at least 80% of assets in Bonds as the Fund name suggests.

Response: Confirmed. Please note the following language in the “Investment Limitations” section on page 15 of the SAI.

The Fund has adopted a non- fundamental investment policy in accordance with Rule 35d-1 under the 1940 Act to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in the types of securities suggested by the Fund’s name, including investments that are tied economically to the particular country or geographic region suggested by the Fund’s name.

May 8, 2017

6.	Comment: The third paragraph of the “Principal Investment Strategies of the Fund” section states that the Index universe includes defined risk constraints designed to mitigate volatility and turnover drift from the eligible U.S. investment grade fixed income universe. Please consider describing the defined risk constraints in more detail in the “Additional Information About the Fund” section.

Response: The disclosure, which is now set forth in the second paragraph due to the revisions mentioned in response to comment 2, has been revised to include the various risk constraints.

7.	Comment: Please confirm the duration of the Index universe.

Response: The duration of the Index is generally expected not to exceed 0.5 years of the duration of the ST Agg Universe, which has historically had a duration range between approximately two and three years.

8.	Comment: The first sentence of the fifth paragraph of “Principal Investment Strategies of the Fund” states that a portion of the bonds represented in the Index are U.S. agency mortgage-backed pass-through securities. Please disclose the amount of expected holdings of the pass-through securities.

Response: Since the Fund’s holdings in such investments (as well as the Index constituents) are expected to fluctuate over time, an expected holdings amount has not been included.

9.	Comment: Please consider adding a line item for Acquired Fund Fees and Expenses (“AFFE”) in your fee table to reflect the investment in other ETFs.

Response: Please see the response to comment 11 whereby the reference to investments in ETFs has been removed from the “Principal Investment Strategies of the Fund” section. Accordingly, the amount of investments in ETFs, if any, is not expected to require a line item for AFFE.

10.	Comment: In the “Principal Investment Strategies of the Fund” section, please state that non-investment-grade bonds are also known as “junk bonds.”

Response: The second sentence of the sixth paragraph of the “Principal Investment Strategies of the Fund” section has been revised as follows:

Other fixed income securities will consist primarily of investment grade securities with similar risk characteristics as the Index components, but up to 5% of the Fund’s total assets may be held in non-investment grade securities (“junk bonds”) with credit ratings deemed to be of no less than BB.

May 8, 2017

11.	Comment: Please consider adding Investment in Investment Companies Risk.

Response: The first sentence of the sixth paragraph of the “Principal Investment Strategies of the Fund” section has been revised as follows:

The Fund may invest up to 20% of its assets in other fixed income securities and/or such other investments, ~~including other exchange-traded funds (“ETFs”) that invest in fixed income securities~~ with characteristics similar to the Index constituents, that the Adviser and/or Sub-Adviser believe will help the Fund track the performance of the Index.

The fourth paragraph of  “Other Investment Information” under the “Additional Information About the Fund” section has been revised as follows:

The Fund may invest in other investments that the Fund believes will help it track its Index, including cash and cash equivalents, as well as in shares of other investment companies (including affiliated investment companies, such as ETFs), forward contracts, futures contracts, options on futures contracts, options and swaps.

12.	Comment: The last sentence of the discussion of Issuer Credit Risk included in the “Additional Principal Risk Information About the Fund” section states the value of an investment in the Fund may change quickly and without warning in response to, among other things, changes in the credit ratings of the Fund’s portfolio investments. Please explain how the Fund proceeds if there is a change in credit quality of a security included in the Index.

Response: In the event a bond’s credit quality changes such that it is no longer consistent with the requirements of the Index, the bond will be removed from the Index at the end of the month. The Fund will be managed in order to track the Index in accordance with the Trust’s ETF exemptive order.

13.	Comment: Please confirm that the Fund is non-diversified in the “Principal Investment Strategies of the Fund” section.

Response: The Index’s methodology is silent on diversification and as a result, the Index may or may not, at any given time, be non-diversified depending on its composition. Similarly, the Index’s composition, either currently or due to changes in the future, could cause the Fund to hold a portfolio of securities that would result in the Fund being non-diversified. For this reason, we believe it appropriate to consider the Fund as non-diversified. We respectfully decline to disclose that the Fund is non-diversified in the Fund’s principal investment strategy section. Item 4(b) of Form N-1A requires that the Fund state that it is non-diversified, if applicable, in the Fund’s discussion of its principal risks of investing, not its principal investment strategy. We have included the appropriate non-diversification risk disclosure in the Fund’s “Principal Risks of Investing in the Fund” section.

14.	Comment: Disclosure should be included to describe how the intraday/interim value (“IIV”) is calculated. This discussion should include the types of values used, impact of foreign currency markets and stale markets, and any other factor that may impede on IIV.

May 8, 2017

Response: In the second paragraph of the “Additional Information on Buying and Selling Fund Shares/Share Trading Prices” section, please note the following language:

The approximate value of shares of the Fund, also known as the “indicative optimized portfolio value” or IOPV, is disseminated every 15 seconds throughout the trading day by the Listing Exchange or by other information providers. This approximate value should not be viewed as a “real-time” update of the Fund’s NAV because the approximate value may not be calculated in the same manner as the NAV, which is computed once per day. The approximate value generally is determined by using current market quotations, price quotations obtained from broker-dealers that may trade in the securities and instruments held by the Fund, and/or amortized cost for securities with remaining maturities of 60 days or less, based on securities and/or cash as reflected in the basket for a Creation Unit. The approximate value does not necessarily reflect the precise composition of the current portfolio of securities held by the Fund at a particular point in time (e.g., the securities in the basket for a Creation Unit may include securities that are not part of the Fund’s portfolio) or the precise valuation of the current portfolio. The Fund, the Adviser and their affiliates are not involved in, or responsible for, the calculation or dissemination of the approximate value and make no warranty as to its accuracy.

Statement of Additional Information

15.	Comment: On page 5 of the SAI, under “Corporate Debt Obligations” you state, “See also ‘High Yield Risk’ above under ‘General Risks’”. Please explain.

Response: We have removed the last sentence in the first paragraph of the “Corporate Debt Obligations” section.

* * * * *

Please feel free to contact me at 917-267-3721 with any questions.

Sincerely,

/s/ Ryan M. Louvar
Ryan M. Louvar Secretary

cc:	Joanne Antico, Esq. (WisdomTree)
Sarah English, Esq. (WisdomTree)
W. John McGuire, Esq. (Morgan, Lewis & Bockius LLP)
K. Michael Carlton, Esq. (Morgan, Lewis & Bockius LLP)